OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Cryptid LLC

**130 Bay Ridge Parkway
APT 2D
Brooklyn, NY 11209**

www.cryptidmovie.com



100 units of Non-Managing Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070 of Non-Managing Membership Units ($107,000)

Minimum 100 of Non-Managing Membership Units ($10,000)

Company	Cryptid LLC
Corporate Address	130 Bay Ridge Parkway APT 2D, Brooklyn, NY 11209
Description of Business	Manage, produce, and market a feature motion picture
Type of Security Offered	Non-Managing Membership Units
Purchase Price of Security Offered	$100
Minimum Investment Amount (per investor)	$100

Recoupment: Investors will retain 100% of the Company's ("Cryptid LLC") adjusted gross profits* up to the repayment amount of 100% of their investment, plus an additional 20% bonus, then a prorated share of 50% of remaining (net) profits.

gross profits allocated subject to terms of Cryptid LLC Operating Agreement

Perks **

- **$100+** Exclusive behind-the-scenes peek via email updates during production.
- **$500+** Receive a "Special Thanks" credit in the film, as well as on IMDB.
- **$750+** Take part in an **exclusive** live Q&A with the writer/director.
- **$1,000+** A personalized Cryptid postcard to you, signed by the cast, director, and producer. Includes all previous perks.
- **$2,000+** Receive one of the props actually used in the film. Could be a fake bloody arm, a fake gun, fake newspaper, etc... We'll give you some options.... **See the movie with the cast and crew!** One ticket to the premiere in New York City. (Time and date TBD). You'll have to provide your own travel and accommodations.   Includes all previous perks.
- **$5,000+** Receive a piece of the creature suit. **Could be a clawed hand or foot, leg, or head from the actual suit created** for and used in the film. (Limited availability).Signed by the creator, if desired. Includes all previous perks.
- **$10,000+** "Associate Producer" credit on screen and on IMDB. **See the movie with the cast and crew!** Two tickets to the premiere in New York City. (Time and

date TBD.) You'll have to provide your own travel and accommodations.
Includes all previous perks.

- **$25,000+ "Co-Executive Producer" credit on screen and on IMDB. Visit the set while we're filming!** You and a guest get to meet the cast and crew and hang out. (Filming date/location TBD.) Four tickets to the premiere in New York City. (Time and date TBD.) **Name a character in the movie, and it will be said in the film.** It could be your name or a name of your choosing. We get to choose the character and to approve the final name though. Includes all previous perks.

**All perks occur after the offering is completed

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Cryptid LLC - We are a brand new company formed with its sole responsibility will be to produce, market, and sell a feature motion picture named "Cryptid".

Sales, Supply Chain, & Customer Base

We plan to release the film for the first quarter in 2019 through an established distribution network, both national and in international markets. Throughout the production process (both pre and post) the film will be marketed and sold to varying distribution companies both nationally and internationally to varying territories through pre-sales or finished product sales.

We will be focusing on specific distribution outlets that will release the film through digital mediums such as Netflix, Amazon Prime, as well as to iTunes, Hulu, cable Video-On-Demand, Google Play, and other online avenues.

For physical media such as DVDs and Blu-Ray, the company will have no inventory, but rather license rights to a third party, who will then distribute to the big box stores.

Competition

As for competition, we believe there is a large shortage of these practical effects character-driven horror films. Most of the horror films produced today are ghost or demon related, and use an overwhelming amount of CGI in order to generate its concept. Not the mention we believe the characters are flat and forgettable. The "old school" method of practical effects, an engaging story, with characters that the audience cares about, is something relegated to the classic horror films that everyone remembers. We believe we can fit into that same niche.

Liabilities and Litigation

Currently, this company holds no liabilities and under no litigation.

The team

Officers and directors

Brad Rego	Writer/Director/Producer - Managing Member

Brad Rego
Brad Rego has created a variety of content. He has directed five different short films that have gone to festivals and three feature films, two of which secured distribution on a global platform. His latest horror feature, "The Killing of Jacob Marr" was released in October 2010. It has since gotten rave reviews at leading independent movie sites, like "Ain't It Cool News" and is currently available on a multitude of VOD platforms such as Amazon Prime, IndieReign, Comcast Xfinity StreamPix, and Cinecliq. Founder and President of 221 FIlms, Inc for the last 8 years, and is the President and managing member of Cryptid, LLC. In between directing films, he works as a freelance cinematographer and has shot feature films, commercials, and documentaries as well as shooting for shows on TLC, PBS, Hulu, and the DIY network. http://www.imdb.com/name/nm1351636

Number of Employees: 1

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **This is a brand-new company created specifically for this film.** The Company has

a limited operating history and has not generated revenue from intended operations yet. We are a startup Company and our business model currently focuses on our film's production rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately May 1, 2018 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

- **Economic Conditions** The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which our films will be shown may adversely impact our consolidated financial results. Inflation, hyperinflation, currency exchange rates, recession, depression, high unemployment levels, and other unfavorable economic conditions could affect our ability to be profitable. A severe and/or prolonged economic downturn or a negative or uncertain political climate could adversely affect our customers' financial condition and the levels of business activity of our customers we serve. This may reduce demand for our products or depress pricing of those products and have a material adverse effect on our results of operations. In addition to having an impact on general economic conditions, events such as acts of terrorism, war, or similar unforeseen events, may adversely affect our ability to service our customers and our results of operations, although the impact of such events can be difficult to quantify. If we are unable to successfully anticipate changing economic and political conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.

- **Competition** Competition from better-funded companies with more experience may affect our success. We face competition with respect to any films that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the production and marketing of films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market

acceptance and our ability to generate meaningful additional revenues from our products.

- **Labor Laws/ Conditions** Labor laws for actors, or strike by actors' unions may affect our ability to complete the Picture. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

- **We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.** Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

- **In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience** Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in the production of our films, which could adversely affect operating results. Our consultants, partners, team members, and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. Certain personnel may not be available during the Production or Post Production phase of the Picture, in which case suitable personnel will be substituted by management. Loss of talent

through sickness or conflict may adversely affect the schedule or ability to complete production.

- **Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and, therefore, inherently risky.** We cannot predict the economic success of any of our feature films because the revenue derived from the distribution of a film (which does not necessarily directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a film also depends upon the public's acceptance of competing series and films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. The economic success of a film is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and by effective marketing. If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that any particular feature film will generate enough revenue to offset its distribution, fulfillment services and marketing costs.

- **Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.** The Company is dependent on Brad Rego in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to that individual in the event of his death or disability. Therefore, if Brad Rego should die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. In particular, the Company is dependent on Brad Rego, who is the producer of the film that our Company plans to produce. The loss of Brad Rego or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

- **The film might never be made.** If the film fails for any reason, is never produced or is abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amounts. The Non-Managing Membership Units only provide a right to share in the revenues of the "Cryptid" feature film. Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of a single film. The film might not be made due to unforeseen circumstances such as a loss of key personnel, industry strike, weather, natural disaster, illness of cast or other key personnel.

- **Limited Rights of Investors.** Holders of Non-Managing Membership Units have no voting rights. The Purchasers will have no right to participate in the business or affairs of the Company. The Financing Agreement does not contain any affirmative or negative covenants relating to the operation of the business or otherwise. The Company does not have any voting agreements in place for Non-Managing Membership Units participants. Investors under no circumstances

shall have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name). As between Producer and Financier, all business and creative decisions with regard to the Picture shall be made solely by Producer.

- **The Company has the right to extend the Offering deadline.** The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Brad Rego, 100.0% ownership, Managing Membership Units

Classes of securities

- Non-Managing Membership Units: 0

Non-Managing Membership Units

The Company is authorized to issue up to 3,741 Non-Managing Membership Units. There are a total of 0 currently issued.

Voting Rights

Non-Managing Members shall take no part whatever in the control, management, direction or operation of the Company's affairs and shall have no power to bind the Company. The Managing Members may at time to time seek advice from Non-Managing Members, but they need not accept such advice, and at all times the Managing Members shall have the exclusive right to control and manage the Company

Non-Managing Membership Unit Recoupment Rights

After deduction of production expenses, deferment fees, and distribution costs, the remaining adjusted gross profits, if any, shall then be applied 100% to the Non-Managing Members as a repayment of the Original Capital until such time as an aggregate amount equal to the Original Capital, plus 20% has been distributed to the Non-Managing Members (referred to herein as

"Recoupment"),

After Recoupment Rights

After Recoupment, such remaining Gross Receipts, if any, shall be deemed "Net Profits" and shall be distributed to such persons, if any, who, in the sole discretion of the Managing Members has agreed to provide rights or services to the Company for compensation to be based, in whole or in part, on a share of Net Profits. There are currently no Net Profits participants. The remainder of such Gross Receipts, if any, shall be deemed "Adjusted Net Profits" of the Company, and, shall be applied as follows: An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Non-Managing Members with each Non-Managing Members receiving that portion thereof as his/her Units pro rata against the full budget of the film; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Managing Members with each Managing Member receiving that portion thereof proportionate to his/herUnits in the Company.

Rights to Receive Liquidation Distributions

If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Non-Managing Members, such unpaid contributions shall be repaid upon the termination of the Company, as the necessary cash is realized from the liquidation of its assets; but only,however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

- Managing Membership Units: 1,000

Managing Membership Units

The company has issue 1,000 Managing Membership units to Brad Rego, who owns 100% of The Company.

Voting Rights

Managing Members will have full and only voting rights to this company. The Managing Members may at time to time seek advice from Non-Voting Members, but they need not accept such advice, and at all times the Managing Members shall have the exclusive right to control and manage the Company.

The Managing Members shall also be one of the producers of the film.

A Managing Member may also be a Non-Managing Member upon the purchase of Units of the Company or the election by a Managing Member to convert monies

into a capital contribution for which the Managing Member is entitled to reimbursement.

Producer's credit shall be given to the Managing Members and thereafter to any other Managing Members and/or such other person(s) or entity(ies) as the Managing Members may authorize.

Associate Producer's credit of the film shall be given to such person(s) or entity(ies) as the Managing Members may authorize.

Non-Managing Membership Unit Recoupment Rights

After deduction of production expenses, deferment fees, and distribution costs, the remaining adjusted gross profits, if any, shall then be applied 100% to the Non-Managing Members as a repayment of the Original Capital until such time as an aggregate amount equal to the Original Capital, plus 20% has been distributed to the Non-Managing Members (referred to herein as "Recoupment"),

After Recoupment Rights

After Recoupment, such remaining Gross Receipts, if any, shall be deemed "Net Profits" and shall be distributed to such persons, if any, who, in the sole discretion of the Managing Members has agreed to provide rights or services to the Company for compensation to be based, in whole or in part, on a share of Net Profits. There are currently no Net Profits participants. The remainder of such Gross Receipts, if any, shall be deemed "Adjusted Net Profits" of the Company, and, shall be applied as follows: An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Non-Managing Members with each Non-Managing Members receiving that portion thereof as his/her Units pro rata against the full budget of the film; and an amount equal to fifty percent(50%) of the Adjusted Net Profits shall be paid to the Managing Members with each Managing Member receiving that portion thereof proportionate to his/herUnits in the Company.

Rights to Receive Liquidation Distributions

If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Non-Managing Members, such unpaid contributions shall be repaid upon the termination of the Company, as the necessary cash is realized from the liquidation of its assets; but only,however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

What it means to be a Minority Holder

As a holder of Non-Managing Membership Units, you will have no voting rights, and limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The Non-Managing Membership Units give the Purchasers in this offering and any additional purchasers of those units in the future a right to share in 50% of the Adjusted Net Profits generated by the film "Cryptid" in the aggregate(i.e., as a group). Accordingly, your interest in such net profit share will always be pro-rata, pari passu with all other investors against the full production budget of the film ($374,100). In the event the Managers of the Company deems necessary to increase the budget of the film for a perceived better chance for a larger impact in the film market, the units will be diluted in value commensurate with the new budget.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-09-26.

Financial Condition

Results of Operation

We do not have an operating history and so as a result we have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until 2019. Based on our

forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 18 months without revenue generation.

Since the company's sole purpose is the production of a single film, our operating costs, and major expenses are strictly confined to the budget of said production as listed below:

Production	$155,200
Cast	$65,700
Post Production	$43,500
StartEngine	$21,000
Producer	$15,000
SFX	$13,500
Insurance	$13,000
Writer/Director	$10,000
Contingency	$10,000
Marketing	$10,000
Unit Production Manager	$7,200
Casting Agent	$5,000
Accounting	$5,000
Total	$374,100

Although we can use some of the budget for marketing and growing awareness and attracting named talent to the production, we would require the full amount of the budget in order to begin production on Cryptid. Our focus is using the money raised through this offering as seed money in order to raise the remainder of the budget through debt financing with a financial institution or investor, tax credits from the state of the production location, additional matched funds from connections to other private investors, as well as pre-sales to distribution companies to multiple territories around the globe.

Financial Milestones

The company is dedicated to a single goal of producing and released the film "Cryptid." We expect revenues will not be generated until either its expected purchasing of its rights in 4th quarter 2018, or its subsequent release in the 1st quarter of 2019. This can be done by attending several film markets around the country that specifically looks for films of this kind, to purchase the domestic rights for distribution, and obtain a Minimum Guarantee of the amount of the budget of the film ($374,100) .The first major one is American Film Market in November of 2018, which is our first opportunity to make a deal to recoup the budget of the film, and investor returns. If purchased, there is a chance it could receive a theatrical release which

would potentially generate additional returns upon its release in the 1st quarter of 2019. If not released at the box office, it will be sold through VOD, cable, and DVD formats generating revenue on a per view basis. Beyond domestic, the international rights can be sold off in a territory by territory basis.

Below are the calculated projections, based on the business plan created by industry producer Rob Margolies for what's expected to be made off of *"Cryptid"* from all domestic and foreign sales, territory-by-territory:

	Low Case	High Case
Oceania		
Australia/New Zealand	$18,000	$45,000
West Europe		
Benelux	$6,500	$17,000
French Speaking Europe & Canada	$32,500	$86,000
German speaking Europe	$70,000	$145,000
Italy	$30,000	$67,500
Portugal	$6,000	$15,000
Scandinavia	$9,000	$25,000
Spain	$28,000	$67,500
UK & Ireland	$75,000	$150,000
Other		
Israel	$4,500	$10,000
Greece	$4,000	$10,000
Turkey	$6,000	$17,500
South Africa	$20,000	$50,000
Middle East	$20,000	$45,000

Asia		
China	$18,000	$40,000
Hong Kong	$25,000	$60,000
India	$22,500	$55,000
Indonesia	$12,000	$25,000
Philippines	$9,000	$20,000
Singapore	$10,000	$22,000
South Korea	$12,000	$27,500
Taiwan	$7,500	$17,500
Thailand	$8,500	$19,000
Japan	$60,000	$130,000
Latin America		
Argentina, Para, Urg, Chile	$20,000	$40,000
Colombia	$12,000	$25,000
Mexico	$20,000	$45,000
Peru	$12,000	$24,000
Venezuela	$10,000	$20,000
Brazil	$25,000	$55,000
East Europe		
CIS	$12,500	$26,000

Czech	$12,500	$26,000
Croatia	$6,000	$12,000
Hungary	$7,000	$15,000
Poland	$9,000	$17,500
Romania	$7,000	$15,000
TOTAL	$667,000	$1,487,000

We believe, given our sales projections and contacts, the company will generate positive net income by the beginning of 2021. With profit sharing revenue to continue for the next 10 to 20 years. We forecast (but do not guarantee) gross revenues of $1.8 million over a five year period after release.

Liquidity and Capital Resources

The company was formed in September, has no assets or liabilities, nor is it either generating or losing money in its present state. Funding is required to commence and complete production and marketing the motion picture. If the company is successful in this offering, we will likely seek to continue to raise capital through crowdfunding offerings, equity or debt issuances, or any other method available to the company not to exceed the amount of $374,100. All such funds to be used for production and marketing of the motion picture. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 18 months without revenue generation.

With both the minimum and maximum raise outlined in this offering, it will allow us to use that to seek additional forms of financing to reach the full production budget of what is needed to make and market the film; be it debt financing from banks, tax credits from a state film fund, the attraction of talent to raise the status of the film, pre-sales in the international market, and matching funds for other potential investors.

The minimum amount requires much more of these other funding streams, whereas the maximum raise would allow us the flexibility to use only one or two of these methods.

The Company has no commitments for any current raises of capital. The Company will continue to raise capital based on future needs after this offering is complete in order to get to the total raise of $374,100 (the production budget of the film). These methods outlined above include:

- Seeking out debt financing from a bank utilizing tax credits, or pre-sales as collateral.
- Bringing on board other industry executive producers who can match and bring additional resources to the production through private investments.
- Signing and attaching named talent that will elevate the status of the film to reach a larger audience thereby increasing the value of the film, opening the door for pre-sales through sales agents and distribution Minimum Guarantees.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$100,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair market value. It is based on the cost of producing and marketing the motion picture.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Legal Fees		

		$2,000	$4,000
Marketing		$7,400	$10,000
Hire key personnel (Sales rep, Exe Producer, Casting Dir., etc...) for development and network expansion	$0		$25,000
Held to obtain rest of budget from outside connections		$0	$61,580
Total Use of Net Proceeds		$9,400	$39,000

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000.00.

We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6.0% on all funds raised.

If we raise $10,000, the money will be used as seed money, for legal fees, and to advertise/market the offering.

Specifically (but not limited to):

1. Highly targeted ads on Facebook to small and medium investors who are also interested in Horror films.

2. Highly targeted ads on Twitter to blogs and websites that exclusively deal in the Horror genre.

3. Highly targeted ads on websites that cater specifically to Horror fans every day of the year.

4. Fees to third-party consultants to maximize SEO and SEM to draw traffic to the offering.

If we raise $10,000 - $107,000, some of the money will be used to advertise the offering, and the rest as proof of concept to attract high net worth individuals as investors.

1. Leverage further advertising, broadening the target audience listed above.

2. Third party consultants to increase the reach of the campaign.

3. Keep the majority of the funds in reserve for use in the production of the movie.

4. Demonstrate proof-of-concept to secure name talent for roles in the movie.

5. Hire key personnel (Sales Agent, Casting Director, Production Attorney, Executive Producer, Line Producer, etc...) to expand our network and to obtain pre-sales and distribution deals.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at "www.cryptidmovie.com/annual.htm". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cryptid LLC

[See attached]

I, __Brad Rego___ (Print Name), the _Managing Member_ (Principal Executive Officers) of __Cryptid LLC___ (Company Name), hereby certify that the financial statements of __Cryptid LLC_____ (Company Name) and notes thereto for the periods ending __September 5th, 2017_ (beginning date of review) and September 26th, 2017_ (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Cryptid LLC was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _9/26/2017_ (Date of Execution).

_____ (Signature)

President, Managing Member (Title)

__9/26/2017___ (Date)

CRYPTID LLC

FINANCIAL STATEMENTS
(UNAUDITED)

From inception (September 5th, 2017)
through September 26th, 2017

CRYPTID LLC
Index to Financial Statements
(unaudited)

ABC LLC
BALANCE SHEETS
As of September 26th, 2017
(unaudited)

Assets	September 26, 2017
Cash	$ 0.00
Total Assets	$ 0.00
Liabilities and Members Equity	
Liabilities	$ 0.00
Commitments and contingencies (Note 3)	
Members Equity	$ 0.00
Total liabilities and members equity	$ 0.00

CRYPTID LLC
STATEMENTS OF OPERATIONS
from inception (September 5th, 2017) through September 26th, 2017
(unaudited)

September 26th, 2017

	Current Period 9/5/2017 to 9/26/2017
REVENUES	
Product/Service 1 ...	$ 0.00
Other Revenue	$ 0.00
TOTAL REVENUES	$ 0.00
COST OF GOODS SOLD	
Product/Service 1 ...	$ 0.00
Other Direct Costs	$ 0.00
TOTAL COST OF GOODS SOLD	$ 0.00
GROSS PROFIT (LOSS)	$ 0.00
OPERATING EXPENSES	
Miscellaneous Expense	$ 0.00
TOTAL OPERATING EXPENSES	$ 0.00
OPERATING PROFIT (LOSS)	$ 0.00
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	$ 0.00
Interest Expense	$ 0.00
Income Tax Expense	$ 0.00
TOTAL INTEREST (INCOME), EXPENSE & TAXES	$ 0.00
NET INCOME (LOSS)	$ 0.00

CRYPTID LLC
STATEMENTS OF CASH FLOWS
from inception (September 5th, 2017) through September 26th, 2017
(unaudited)
September 26th, 2017

		Current Period **9/5/2017 to 9/26/2017**
BEGINNING CASH ON HAND	$ 0.00	
ADD: CASH RECEIPTS		
Cash Sales	$ 0.00	
Collections from Customer Credit Accounts	$ 0.00	
Loan or Other Cash Injection	$ 0.00	
Interest Income	$ 0.00	
Income Tax Refund	$ 0.00	
Misc. Cash Receipts	$ 0.00	
TOTAL CASH RECEIPTS	$ 0.00	
LESS: CASH PAYMENTS		
COST OF GOODS SOLD:		
Sub-Total Cost of Goods Sold	$ 0.00	
OPERATING EXPENSES:		
Sub-Total Operating Expenses	$ 0.00	
OTHER EXPENSE PAYMENTS		
Interest Expense	$ 0.00	
Income Tax Expense	$ 0.00	
Cash Disbursements to Owners	$ 0.00	
Sub-Total Other Expense Payments	$ 0.00	
TOTAL CASH PAYMENTS	$ 0.00	
NET CASH CHANGE - Inflow (Outflow)	$ 0.00	
CASH POSITION (end of month)	$ 0.00	

NOTE 1 – NATURE OF OPERATIONS

Cryptid LLC was formed on September 5, 2017 ("Inception") in the State of DE. The balance sheet of Cryptid LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brooklyn, NY

Cryptid LLC is producing and marketing a motion picture product by the name of "Cryptid". Cryptid will be managing all aspects of production from pre-production to delivery to distribution.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from motion picture distribution transactions when (a) persuasive

evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a "Limited Liability Company (LLC)". Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
At this time the company carries no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

The Company is authorized to issue a total of 4741 Membership Units for the LLC, consisting of two classes:

1,000 Managing Membership Units and 3,741 Non-Managing Membership Units

Currently Issued:
1000 Managing Membership Units
0 Non-Managing Membership Units

Ownership of Membership Units as of date of this document:

Brad Rego 1,000 Managing Membership Units
Authorized to sell 3741 Non-Managing Membership Units

After deduction of production expenses, deferment fees, and distribution costs, the remaining adjusted gross profits, if any, shall then be applied 100% to the Non-Managing Members as a repayment of the Original Capital until such time as an aggregate amount equal to the Original Capital, plus 20% has been distributed to the Non-Managing Members (referred to herein as "Recoupment"), After Recoupment, such remaining Gross Receipts, if any, shall be deemed "Adjusted Net Profits" of the Company, and, shall be applied as follows: An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Non-Managing Members with each Non-Managing Members receiving that portion thereof as his/her Units pro rata against the full budget of the film; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Managing Members with each Managing Member receiving that portion thereof proportionate to his/herUnits in the Company.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company holds no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred after September 5, 2017 through September 23, 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

BRAD: I don't want just to make a scary movie, I want to make a good movie

BRAD: ACTION!

BRAD: Cryptid is a creature feature. It is a creature feature in the sense that there is a monster and it is out there doing bad things.

BRAD: I had written a script in 2005, the next couple years I spent just honing the script, looking for locations, building it up with the intent of this is the next movie to come out of 221 Films, Inc

ALYSSA: If you get a chance to financially support him at this stage in the game you're smart. Every single cent of what you give will be put towards the movie and will be used for things that he absolutely needs.

MORGAN: I think no part of this for him is fame or even fortune it's just wanting to tell good stories and in a way that people respond to

DAVID: Brad will not make junk he will not make garbage he will not make a film that you regret that was made.

BRAD: I will fight, I will claw, I will scratch out, whatever I have to do to make it happen because it's who I am.

[Video 2] No Dialog

Description: Movie opening scene spec trailer

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

OPERATING AGREEMENT

CRYPTID LLC OPERATING AGREEMENT

1. THE COMPANY, PURPOSE.

1.1 This is a Limited Liability Company Operating Agreement (the "Agreement") for Cryptid LLC, a Manager-managed Delaware limited liability company (the "Company") formed under and pursuant to Delaware law. The parties hereto (sometimes hereinafter jointly and severally referred to as the "Managing Members") formed under and pursuant to Delaware law for the sole purpose of producing and marketing a feature motion picture named "Cryptid" (the "film") worldwide.

1.2 Unless otherwise agreed to in writing by all of the parties hereto, the Company's business activities shall be limited to the management, production, and marketing of the film and exploitation of such other rights as owned or controlled by the Company.

1.3 The Managing Members (as defined below) agree that upon the formation of the Company on or about September 5, 2017, the Company, shall assume all of the rights and obligations of the Managing Members pursuant to any written executed agreements, by them. The Managing Members further agree that all other rights acquired or which may be acquired relating to the film by them, and the benefit of all services rendered or to be rendered in connection therewith subject to Paragraph 15.1 shall belong to and be held in the name of the Company.

1.4 Without derogating from anything contained herein, all decisions with respect to the production of the film shall be governed by the Managing Members (as hereinafter defined) and decisions by the Managing Members shall be decided by majority rule as determined in accord with the Managing Members' voting rights set forth in Paragraph 2.1.

2. THE MEMBERS OF THE COMPANY.

The members of the Company shall be the Managing Members and the Non-Managing Members (collectively "Members"):

2.1 The Managing Members shall be: Brad Rego (collectively "Managing Members").

2.2 Membership Units. The Company is authorized to issue a total of 4741 Membership Units consisting of two classes, including 1,000 Managing Membership Units and 3,741 Non-Managing Membership Units.
Ownership of Membership Units as of date of this Agreement:

| Brad Rego | 1,000 Units | Managing Membership Units |
| Authorized to sell | 3741 Units | Non-Managing Membership Units |

2.3 Voting Rights. Non-Managing Members shall take no part whatever in the control, management, direction or operation of the Company's affairs and shall have no power to bind the Company. The Managing Members may at time to time seek advice from Non-Voting Members, but they need not accept such advice, and at all times the Managing Members shall have the exclusive right to control and manage the Company.

2.4 The Managing Members shall also be one of the producers of the film.

2.5 The Non-Managing Members of the Company (the "Non- Managing Members") shall be all of the parties signing hereto as Non- Managing Members. A Managing Member may also be a Non-Managing Member upon the purchase of Units of the Company or the election by a Managing Member to convert monies into a capital contribution for which the Managing Member is entitled to reimbursement.

2.6 The Managing Members shall have the right to admit additional Managing Members and Non-Managing Members, and/or permit Non- Managing Members to increase their respective interests in the Company without obtaining the consent of any Non-Managing Member, until the Company has investments in the amount of the Total Capitalization. As set forth in Paragraph 5.3 and Paragraph 5.4, and subject to the restrictions therein, Non-Managing Members' interests may not be assigned nor any part thereof in the Company, without the written consent of the Managing Members, nor may there be substitutions of Non-Managing Members without the written consent of the Managing Members.

2.7 Producer's credit shall be given to the Managing Members and thereafter to any other Managing Members and/or such other person(s) or entity(ies) as the Managing Members may authorize.

2.8 Associate Producer's credit of the film shall be given to such person(s) or entity(ies) as the Managing Members may authorize.

3. **NAME, OFFICE LOCATION**.

3.1 The Company shall be conducted under the name of Cryptid LLC.

3.2 The location of the primary place of business of Cryptid LLC is:
130 Bay Ridge Parkway, APT 2D, Brooklyn, New York 11209
Or such other location as shall be selected from time to time by the Member. (or at such other office as the Managing Members(s) shall elect.)

3.3 The Company's initial agent (the "Agent") for service of process is: LEGALINC CORPORATE SERVICES INC..
The Agent's registered office is:
2035 SUNSET LAKE ROAD SUITE B-2, Newark, Delaware 19702.
The Company may change its registered office, its registered agent, or both, upon filing a statement with the Delaware Secretary of State.

4. **ORGANIZATION, TERMINATION OF THE OFFERING, TERMINATION AND DISSOLUTION**.

4.1. The Company shall have all of the powers of a limited liability company set forth under Delaware law. Cryptid LLC's term shall commence upon the filing of a Certificate of Formation and all other such necessary materials with the state of Delaware.

4.2 The Company will operate until terminated as outlined in this Agreement unless:
  i.   The Member votes to dissolve the Company;
  ii.   No Member of the Company exists, unless the business of the Company is continued in a manner permitted by Delaware law;
  iii. It becomes unlawful for either the Member or the Company to continue in business;
  iv.   A judicial decree is entered that dissolves the Company; or
  v.   Any other event results in the dissolution of the Company under federal or Delaware law.

The Company shall terminate upon the occurrence of any of the following:

i. The Bankruptcy, death, insanity or resignation of an individual Managing Member and the dissolution, cessation of business or Bankruptcy of the corporate Managing Member, if any;
ii. A date fixed by the Managing Member after abandonment of all further Company activities; or
iii. Any other event causing the dissolution of the Company under the laws of the State of Delaware.

Notwithstanding the foregoing, the Company shall not be dissolved upon the occurrence of the Bankruptcy, death, dissolution or withdrawal or adjudication of incompetence of a Managing Member if any of the remaining Persons constituting the Managing Member elects in writing within thirty (30) days after such an event to continue the business of the Company.

On the termination of the Company, the assets of the Company shall be liquidated by the Managing Members as liquidating trustee, as provided for in this Agreement.

4.3 The aggregate capital contributions of the Non-Managing Members shall be a minimum of ten thousand dollars ($10,000.00 U. S. Dollars) ("Minimum Capitalization") and, in the event the Managing Members elect, in their sole discretion, to continue to obtain additional capital contributions, up to an aggregate amount of three hundred seventy-four thousand one hundred dollars ($374,100.00 U. S. Dollars) ("Total Capitalization"). The Managing Members shall terminate the Offering if Minimum Capitalization has not been raised by May 1, 2018, unless the Offering is extended by the Managing Members.

4.4 Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until Articles of Dissolution shall be filed in the State of *Delaware,* and the assets of the Company shall have been distributed as provided herein. Notwithstanding the dissolution of the Company, prior to the termination of the Company the business of the Company shall continue to be governed by this Agreement.

5. SUCCESSORS IN INTEREST, RESTRICTIONS ON TRANSFER.

5.1 If a Non-Managing Members shall die, his/her executors or administrators, or if he shall become insane, his/her committee or other representative, shall have the same rights that said Non-Managing Members would have had if he had not died or become insane, and the share of such Non-Managing Members in the assets of the Company shall, until the termination of the Company, be subject to all of the terms and conditions of this Agreement as if such Non-Managing Members had not died or become insane. None of said executors or administrators, however, shall become a Non-Managing Members unless so agreed to in writing by the Managing Members, which it is not obligated to do.

5.2 If a Non-Managing Members shall have been adjudicated a bankrupt or insolvent, either voluntarily or involuntarily, the trustee or receiver thereof shall have the same rights that said Non-Managing Members would have had had he not been adjudicated bankrupt or insolvent, and the share of such Non- Managing Members in the assets of the Company shall be subject, until the termination of the Company, to all the terms and conditions of this Agreement, as if such Non-Managing Members had not been adjudicated bankrupt or insolvent. Such trustee or receiver, however, shall not become an Non- Managing Members unless so agreed to in writing by the Managing Members, which it is not obligated to do.

5.3 The Company shall not be bound by any assignment of all or any portion of the interest of by an Non-Managing Members unless the Managing Members consents

thereto in writing. In addition, notwithstanding any such written consent by the Managing Members to any such assignment, no assignee of all or any portion of the interest of a Non-Managing Member shall have the right to become a substituted Non-Managing Member in place of his/her assignor unless the Managing Members consents thereto in writing. The Managing Members will not be obligated to give any consent to any such substitution, nor will they be obligated to consent to the assignment of all or any portion of the interest of a Non- Managing Member, and if consent is granted in one instance, it shall not operate to prevent the Managing Members from withholding consent to any other assignment or substitution.

5.4 The Managing Members' written consent is required before anyone can be substituted as a Member of the Company. Such consent may be withheld for any reason whatsoever.

6. **THE CAPITAL OF THE COMPANY**.

6.1 Each of the parties signatory hereto as a Non-Managing Members shall contribute to the capital of the Company, in the respective sum set forth opposite the party's signature below, payable upon delivery of this executed Agreement, completed and executed Subscription Agreement, and the Investor Questionnaire (if requested) to a Managing Member or to the Company but, as provided in Paragraph
13 below, shall be held in a special bank account in trust.

6.2 Capitalization of the Company, in the amount necessary for Total Capitalization or of such lesser amount as the Managing Members may elect, as set forth in Paragraph 4.3 above, but no less than the Minimum Capitalization shall comprise the "Original Capital" of the Company; Non-Managing Members shall contribute to the capitalization of the Company and their aggregate capital contributions shall comprise the Original Capital of the Company subject to:

> a. the Managing Members right to add additional Non-Managing Members until Total Capitalization is reached as set forth in Paragraph 2.6 and subject to the restrictions of Paragraph 5.3 and Paragraph 5.4.

6.3 Upon Minimum Capitalization, the Managing Members may or may not use the capital contributions of the Non-Managing Members to commence the production activities, including but not limited to the payment of Production expenses, Other Expenses, advances and loans, and to establish the Reserve Fund, or any other cash reserve.

6.4 The Managing Members are not required to make any capital contributions to the Company's Original Capital to receive the fifty percent (50%) of the Adjusted Net Profits allocated to the Managing Members as provided for in Paragraph 8 below. Notwithstanding the foregoing, the Managing Members may elect to contribute capital to the Company. Each contributing Managing Members will execute the Certificate of Limited Company of the Company solely as a Managing Members and shall otherwise, for purposes of be treated as an Non-Managing Members of the Company with respect to his/her entire interest therein; provided, however, that such Managing Members shall with respect to such contribution, be treated as a Non-Managing Members for purposes of Paragraph 7.2(d) below, as well as Paragraphs 8, 9, 10, 11 and 12.

6.5 Upon Minimum Capitalization, at their sole discretion, the Managing Members may or may not commence the business of the Company and activities to produce the film and may or may not use the capital contributions to pay Production Expenses, and/or Other Expenses.

6.6 Offers to subscribe to Limited Liability Company Interests are subject to acceptance by the Managing Members. As used in this Agreement: (i) the term

"capital contributions" of Non-Managing Members shall mean the amounts which the Non-Managing Members shall have contributed as set forth opposite their signatures below; and (ii) the term "aggregate limited contributions" shall mean the aggregate of said contributions of the Non-Managing Members.

6.7 Any monies expended by the Managing Members prior to the contribution of the Original Capital for items which, if incurred by the Company, would constitute Production Expenses, or Other Expenses, as hereinafter defined, shall be deemed to be capital contributions by said Managing Member to the Original Capital, if said Managing Member elects not to have such monies reimbursed to it.

6.8 If the Managing Members believes that additional funds are necessary for the carrying on of Company affairs, they shall have the right, in its sole discretion, to advance or to cause to be advanced or to borrow in the Company's name the amount which it deems necessary, on such terms (including interest, with respect to loans or advances from parties other than the Managing Members) as it in its sole discretion shall determine. The money so advanced or caused to be advanced, or borrowed (including that advanced or loaned by the Managing Members) (herein referred to as "Advances and Loans"), together with interest payable to parties other than the Managing Members, shall be repaid before any of the capital contributions are repaid to any of the Non-Managing Members as set forth in Paragraph 7.2(b).

6.9 Without limiting the provisions of Paragraph 6.6 above and subject to the specific terms of Paragraph 8.3 and Paragraph 8.4, Managing Members have the right for any reason whatsoever to pay to individual investors, persons rendering services to the Company, persons furnishing Advances and Loans as set forth in Paragraph 6 above and any other party or parties, an additional participation in Adjusted Net Profits of the Company (as said term is defined in Paragraph 8 1(b) below), solely from the Managing Members' share of Adjusted Net Profits of the Company.

6.10 Notwithstanding anything contained herein, the Managing Members may in their discretion accept non-equity capital contributions and/or funding in the form of cash payments or goods or services rendered from sponsors, which would have the effect of reducing the amount of capitalization of the Company to possibly below the Minimum Capitalization.

6.11 The Company may accept as capital contributions cash, property, or services rendered or promissory notes or other obligation to contribute cash or property or to render services and in the form of bonds or guarantees as may be required by the Screen Actors Guild, and other unions or organizations. Non- Managing Members who contribute guarantees or bonds will receive the Limited Liability Company Interest allocable to the amount of bonds or guarantees contributed. Furthermore, as set forth by Paragraph 7.2, such Non- Managing Members shall have the right to be reimbursed in full prior to the return of capital contributions to other Non-Managing Members as the bonds or guarantees will be deemed a Production Expense under Paragraph 7.1. The security instruments underlying such bonds or guarantees will be returned to the contributors only after the Company has sufficient Gross Receipts to make payment in the amount of the bond or guaranty. Gross Receipts will be paid to the union to release such bond or guaranty prior to the payments to the Non- Managing Members for the return of capital contribution or payment of Adjusted Net Profits (as said term is defined in Paragraph 8 1(b)).

7. DISTRIBUTION OF COMPANY RECEIPTS PRIOR TO RECOUPMENT OF ORIGINAL CAPITAL.

7.1 For the purposes of this Agreement, the following terms shall have the below meanings:

7.1(a) The term "Gross Receipts" shall be deemed to mean all sums derived by and belonging to the Company from any and all sources, including, without limitation, (i) Box office returns, (ii) from distribution of domestic and international rights of the film, (iii) sales of physical or digital format of the film, (iv) from the disposition of its physical assets acquired with funds of the Company, and(v) interest, if any, on the aforesaid sums.

7.1(b) The term "Production Expenses" shall be deemed to mean the total expenses, charges and disbursements of whatever kind incurred by the Company in connection with the production of the film by the Company including without limitation, fees, advances and/or other compensation of the director, designers, cast, producers, crew, post production, cost of sets, locations, marketing, props, costumes, properties, furnishings, electrical and sound equipment, rentals, bonds and guarantees, insurance premiums, cash deposits with Screen Actors Guild or other similar organizations to which such deposits may be required to be made, rehearsal salaries, charges and expenses, transportation charges, office facilities furnished by the Managing Members, legal and auditing expenses, advance publicity, preliminary advertising, taxes of whatsoever kind or nature other than income taxes of any of the individual Partners; expenses for replacement or substitution of any of the foregoing personnel and items; and any and all other expenses customarily included in the term "Production Expenses" in the film industry. The Managing Members has heretofore incurred or paid, and may hereafter continue to incur or pay, certain pre- production or production expenses and the Managing Members may either elect to be reimbursed as provided in Paragraph 15 for the expenses so paid by it individually, or to cause the amount of such Production Expenses to be converted into a capital contribution in the Company computed as set forth in Paragraph 6.

7.1(c) The term "Other Expenses" shall be deemed to mean all expenses of whatsoever kind or nature, other than those referred to in Paragraphs 7.1(b) above incurred in or in connection with or by reason of the operation of the business of the Company, including, without limitation, commissions paid to agents, deferments, distribution fees, sales agent commissions, monies paid or payable in connection with claims for plagiarism, libel, negligence, and other claims of a similar or dissimilar nature, and taxes of whatsoever kind or nature (other than income taxes of the individual Partners).

7.2 Gross Receipts shall be applied as follows and in the following order of priority:

7.2(a) First, to the payment of the Production Expenses (exclusive of bonds, deposits, and other recoverables), and Other Expenses, in the order and on the basis as the Managing Members in their sole discretion shall determine;

7.2(b) Second, to the repayment of any Advances and or Loans to the Company, plus any interest thereon;

7.2(c) third, until such time as an aggregate amount equal to 120% of the Original Capital has been distributed to the Non-Managing Members ("Recoupment"), which amount shall be repaid at least semi-annually with a statement of operation to each Non-Managing Members pro rata in the same proportion as his/her Units bear to the aggregate Non-Managing Membership Units;

7.2(d) fourth, after Recoupment, such remaining Gross Receipts, if any, shall be deemed "Adjusted Net Profits" and shall be distributed pursuant to Paragraph 8.

8. **DISTRIBUTION OF COMPANY RECEIPTS AFTER RECOUPMENT**. Following

Recoupment, Adjusted Net Profits, if any, shall be distributed as follows:

8.1 An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Non-Managing Members with each Non-Managing Members receiving that portion thereof as his/her Units bear to the aggregate Non-Managing Membership Units; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Managing Members with each Managing Member receiving that portion thereof proportionate to his/her Units in the Company.

8.5 In the event there are any inconsistencies between the provisions of this Paragraph and the provisions of Paragraph 11 hereof (Taxes), said latter provisions shall prevail.

8.6 By executing this Agreement, the Non-Managing Members agree that no representation has been made that any distribution of Gross Receipts will be made or, if made, will be continued for any period of time whatsoever, and that the Non-Managing Members have not relied upon the ability of the Company to make any such distributions in entering into this Agreement.

9. **LOSSES, LIMITED LIABILITY OF MEMBERS**. Losses of the Company shall be deemed "Adjusted Net Loss" and shall be borne as follows:

9.1 Until Adjusted Net Profits of the Company shall have been earned, losses suffered and incurred by the Company, up to but not exceeding the amount of the Original Capital shall be borne entirely by the Non-Managing Members in proportion to their Units in the Company.

After Adjusted Net Profits of the Company shall have been earned, then, to the extent of such Adjusted Net Profits of the Company, the Managing Members and Non-Managing Members shall share such Adjusted Net losses pro rata in the same percentages as they are entitled to share in Adjusted Net Profits of the Company pursuant to the provisions of Paragraph 8.1.

9.2 No Member of the Company shall be personally liable for any debts, obligations or losses of the Company in any event, except to the extent of the capital contribution of said Non-Managing Members hereunder and share of undistributed Adjusted Net Profits. The provisions of this Paragraph 9 shall not affect the obligations of the Members set forth in Paragraph 10 to return capital contributions or Adjusted Net Profits of the Company theretofore paid to them.

9.3 In the event there is any inconsistency between the provisions of this subparagraph and the provisions of Paragraphs 11 and 12, then Paragraph 11 and Paragraph 12 shall prevail.

10. **ABOUT DISTRIBUTIONS**.

10.1 Payments to Members pursuant to Paragraphs 7.2(d) and Paragraphs 8.1 above shall be made no less than on a semi-annual basis. In the sole discretion of the Managing Members, reasonable reserves may be made for the payment of Company debts, liabilities, taxes, expenses and working capital generally, as noted above in Paragraph 7.2(b), before making any distribution to the Members.

10.2 Subject to the provisions of Paragraph 11, if, upon the termination of the Company, the amount thereof remaining shall be distributed as provided for in this Agreement.

10.3 If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Non-Managing Members, such unpaid

contributions shall be repaid upon the termination of the Company, with interest, if any and subject to Paragraph 17.2, or as soon thereafter as the necessary cash is realized from the liquidation of its assets; but only, however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

10.4 Upon the permanent closing of the Company and the abandonment of further intention of producing the film, or upon the termination of the term of the Company pursuant to any of the other provisions of this Agreement, the assets of the Company shall be liquidated by the Managing Members, or the remaining Managing Members(s), as liquidating trustee(s), and the cash proceeds shall be applied as follows and in the following order of priority:

> 10.4(a) To the payment of all debts, taxes, obligations and liabilities of the Company, and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet same, and if and when said contingency shall cease to exist, the remaining monies, if any, in said reserve shall be distributed as herein provided for in this Paragraph 10; and

> 10.4(b). As provided for in Paragraph 12.

10.5 In liquidating the assets of the Company, all physical assets of a saleable value shall be sold at public or private sale, as the Managing Members deems advisable, at such price and terms as the Managing Members, in good faith, deem fair and equitable. Only physical assets need be sold. However, if, the Managing Members deem it advisable to sell the Company's rights under its various contracts, then if at least sixty percent (60%) in financial interests of the Non-Managing Members so agree, the Managing Members shall have the right to sell the Company's said rights to any party or parties it desire, at such prices as the Managing Members, in good faith, deem fair and equitable. No value shall be placed for any purpose upon the Company's name or the right to its use, or upon the goodwill of the Company or its business. Upon termination or dissolution of the Company, neither the Company's name, nor the right to its use, nor the goodwill of the Company, shall be considered as an asset of the Company.

10.6 The Managing Members shall have the right at any time or times they deem advisable, both during the term of the Company and after the term thereof when the assets of the Company are being liquidated, to sell or otherwise dispose of any or all of its production rights.

10.7 With respect to any disposition of the Company's assets, no Member of the Company or any Company, corporation or other firm in which they or any of them are in any way interested, may purchase any of the assets of the Company, unless the amount paid therefore is fair and reasonable.

10.8 A Member who receives a wrongful distribution shall remain liable to the Company for the amount of the distribution until three years after the date of discovery of the wrongful distribution.

10.9 Notwithstanding anything to the contrary contained in this Paragraph, if, at any time after the Company's right to present the film shall have terminated, the Managing Members determine in good faith that the Company's share of income from any or all of the rights in the film theretofore disposed of and thereafter to be disposed of will amount to less than the cost to the Company of distributing such income to the Managing Members and/or Non-Managing Members entitled thereto, and

paying accounting fees for the preparation of necessary statements, tax returns and information returns, the Managing Members shall have the right (but not the obligation) to sell to a third party or parties (including any Managing Member and/or Non-Managing Members) for such sum it determines in good faith to be fair and reasonable, the Company's right to receive its share of said income. Said sale may be made for the Company's share of all or some of subsidiary rights and other rights income, for a specified number of years, or forever, all as the Managing Members may determine in good faith. The net monies collected on such sale shall be included in Gross Receipts. Net monies shall be the gross amount collected, less expenses incurred in connection with such sale and accounting fees in preparing statements, tax returns, etc.

11. **TAXES**.

11.1 Anything herein to the contrary notwithstanding, Members shall not rely on this document or any other oral or written statements concerning any tax questions involved in the investment in Units of the Company. Investor's tax circumstances vary considerably and each Member should consult his or her tax or financial advisor for any advice as to the tax effects of this investment. Members will be furnished with financial reports or other documentation as may be required by, and prepared in accordance with, applicable laws and regulations. If the Company is so required under Internal Revenue Service ("IRS") provisions or regulations, it shall select a Managing Member to act as its "tax matters partner" in accordance with the applicable IRS provisions and regulations, who will fulfill this role by being the spokesperson for the Company in dealings with the IRS as required under the IRS Code and Regulations.

11.2 The Company has not filed with the Internal Revenue Service for treatment as a corporation. Instead, the Company will be taxed as a pass-through organization. The Managing Members may elect for the Company to be treated as a C-Corporation at any time.

11.3 Each of the Non-Managing Members does hereby permit the Managing Members to designate from among themselves a tax matters member of the Company (as such term is defined under the Code), and each of the Non-Managing Members does hereby agree that any action taken by the tax matters member so designated in connection with audits of the Company under the Code will be binding upon the Non-Managing Members. Each of the Non-Managing Members further agrees that he will not treat any Company item inconsistently on his/her individual income tax return with the treatment of said item on the Company return and that he will not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the tax matters partner, which authorization may be withheld in the complete discretion of the tax matters partner.

11.5 If under any present or future regulations of the Internal Revenue Service, the Company has the right to make any election or elections, the Managing Members shall have the right to make on behalf of the Company such election or elections as they deem appropriate.

12. **INTENTIONALLY OMITTED**

13. **BANK ACCOUNT**.

The Managing Members shall open and maintain in the name of the Company a special bank account or accounts designated as the "Cryptid LLC Account" in which shall be deposited all of the capital contribution to the Company and all of the Gross Receipts, and no other funds. Subject to anything contained herein, all monies received from this Offering and the sale of Limited Liability Company Interests shall be held in this special bank account in trust until actually employed for pre-production or

production purposes or until returned or distributed to the Non-Managing Members. In any event, the funds held in such account shall be used solely for the business of the Company.

14. **BOOKS AND RECORDS**.

14.1 At all times during the continuance of the Company, the Managing Members shall keep or cause to be kept full and faithful books of account in which shall be entered fully and accurately each transaction of the Company. All of the said books of account shall at all times be open to the inspection and examination by the Non-Managing Members, or their representatives, but such examinations cannot take place more frequently than twice per year unless otherwise required by applicable law.

15. **CERTAIN RIGHTS OF THE MANAGING MEMBERS**.

15.1 The Managing Members shall render services as are customarily and usually rendered by movie Producers, and devote as much time thereto as they may deem necessary, and manage and have complete control over all business affairs and decisions of the Company with, respect to the production of the film. This is not the only project of the Producer which will engage in other businesses;

15.3 The Managing Members shall have the right to amend this Agreement from time to time by filing a Certificate of Amendment or a Certificate of Correction, whichever is appropriate to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to add any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provision of this Agreement;

15.4 The Managing Members shall have the right to delegate the duties to other employees if appropriate and in accordance with the laws of the State of Delaware.

15.6 Furthermore, the Managing Members may, in their sole discretion, co-produce the film with any other entity and to enter into any agreement, in connection therewith, including Company agreements, licensing of, or joint ventures; provided that no such co-production or similar arrangement shall decrease or dilute the interests of the Non-Managing Members.

15.7 The Managing Members may be reimbursed from funds authorized to be used prior to the Company's receipt of the Original Capital and from the Company after its receipt of the Original Capital. If the Managing Members elects not to be reimbursed for such funds such un-reimbursed funds shall be deemed the equivalent of a cash contribution to the capital of the Company, and the Managing Members shall become a Non-Managing Members to the extent of such un-reimbursed funds as set forth in Paragraph 6.

15.9 Notwithstanding anything to the contrary contained herein, this Agreement may be amended at any time by the Managing Members upon notice to the Non-Managing Members, except that this Agreement may not be amended without the consent of at least a majority of the Members who would be adversely affected by an amendment that:

(i) modifies the limited liability of a Member;

(ii) alters the interests of the Members in the allocation of profits or losses or in distributions from the Company subject to the addition of Members prior to Total Capitalization of the Company as set forth in Paragraph 2.4; or

(iii) affects the status of the Company for federal income tax purposes.

16. **CONDUCT OF THE COMPANY**.

16.1 The Non-Managing Members may take no part in the conduct or control of the business or affairs of the Company; such participation and control of the business or affairs of the Company being vested exclusively in the Managing Members. An Non-Managing Member shall not be deemed to have taken part in the participation or control of the business or affairs of the Company for any acts that the Managing Members authorizes the Non-Managing Member to undertake at the Company's behest.

16.2 The Managing Members shall exercise all rights and privileges and shall have all the powers ordinarily had by Managing Members of a Limited Liability Company.

16.3 It is agreed that the Managing Members shall not be responsible to the Company or to the Non-Managing Members for any loss or liability resulting from:

> 16.3(a) Any of the Managing Members' acts or omissions, provided they acted without gross negligence and in good faith, or
>
> 16.3(b) The inability to render services as Managing Members for causes beyond their control, but in such event any monies paid to any other party for fulfilling its duties as Managing Members shall be paid out of its share as Managing Members.

16.4 Except as hereinafter set forth, the Company (but not the Non- Managing Members personally) shall indemnify and hold harmless the Managing Members and if it is a corporation, its officers, directors, agents and employees, from any loss or damage incurred by it by reason of any acts performed or omitted by it for or on behalf of the Company. The aforesaid exception is that said indemnity shall not apply to the Managing Members or if it is a corporation, to its officers, directors, agents or employees, if it shall have acted in bad faith or shall have engaged in illegality, willful misconduct or gross negligence.

16.5 It is understood and agreed that each Managing Member and Non- Managing Member shall have the right, during the term of this Agreement, to be engaged or interested in other enterprises, including entertainment enterprises, whether or not such other enterprises shall be in competition with the film, and each of it also has the right to render services to other parties.

17. **NO WITHDRAWAL; NO INTEREST ON CAPITAL; NO RIGHT TO COMPEL SALE**.

17.1 No Non-Managing Member shall have the right to withdraw any part of his/her capital contributions or receive any distributions with respect thereto.

17.2 The Company is not required to pay interest on the Original Capital or the Gross Receipts if the Managing Members elect not to deposit said funds in an interest bearing account. It solely is at the discretion of the Managing Members to deposit capital contributions or the Gross Receipts of the Company in an interest bearing account. If the Managing Members elect to deposit capital contributions or the Gross Receipts in an interest bearing account, and subject to an Non-Managing Member waiving the receipt of interest, then interest shall be paid in equal parts to the Non-Managing Members on the aggregate capital contributed to the Company and/or on the Gross Receipts of the Company upon the return of capital contributions if the Offer is terminated or the Company is terminated as set forth in Paragraph 22.2 and Paragraph 10.3, or upon the distribution of cash flow as set forth in Paragraph 12(a) and Paragraph 12(c). Nothing in this Paragraph shall negate Paragraph 22.1 and obligate the Company to pay interest on capital contributions that an Investor Non-

Managing Member authorized in writing the use of prior to Minimum Capitalization as set for in Paragraph 22.1

17.3 No Non-Managing Member shall have the right to compel any sale or appraisal of the Company's assets or any sale of any deceased Non- Managing Member's interest in the Company, notwithstanding any provision of law to the contrary.

19. **NO BORROWING; CLOSING OF MEMBERS IN THE COMPANY**.

19.1 No Managing Members or Non-Managing Members may borrow money from the Company.

19.2 After the closing of the Offering, no additional Managing Members or Investor Managing Members may be admitted, or substituted for a then-existing Member, except to the extent specifically set forth in this Agreement.

20. **ADDITIONAL DOCUMENTS**.

20.1 At any time, upon the request of the Managing Members, each Non- Managing Members shall execute, acknowledge and swear to any certificate required by the laws of the State of Delaware, any amendment to or cancellation thereof required by law, and any certificate or affidavit of fictitious firm name, trade name or the like (and any amendments or cancellations thereof) required by law. Each Non-Managing Members irrevocably makes, constitutes and appoints the Managing Members as his/her true and lawful attorney-in-fact in his/her name, place and stead, to make, execute, sign, acknowledge and file:

> 20.1(a) A Certificate of Limited Company, as required under the laws of the State of Delaware;
>
> 20.1(b) Any amendment to the Certificate of Limited Company of the Company required by law or to reflect an amendment to this Agreement or to extend the term of the Company beyond 50 years from the date of formation of the Company;
>
> 20.1(b) Such other instruments as may be necessary or deemed desirable by said attorney-in-fact to effectuate the dissolution and/or termination of the Company, including but not limited to the Article of Dissolution filed with Delaware Department of State
>
> 20.1(c) All such other instruments, documents and certificates which may from time to time be required (i) by the laws of the United States of America, the State of Delware or any other state in which the Company may determine to do business, or any political subdivision or agency thereof; (ii) to effectuate, implement and continue the valid and subsisting existence of the Company; (iii) to carry out and perfect any action pursuant to this Agreement.

20.2 Such attorney-in-fact shall not, however, have any rights, power or authority to amend or modify this Agreement when acting in such capacity, except to extend the term of the Company beyond 50 years from the date of formation of the Company. This power of attorney is coupled with an interest and shall continue in full force and effect notwithstanding the subsequent death, incapacity, bankruptcy or dissolution of any Non-Managing Members. The aforesaid power of attorney shall not derogate from the power of attorney set forth in the Subscription Agreement.

21. **RETURN OF CONTRIBUTIONS**.

Unless agreed to in writing by all of the Members, the Non- Managing Members shall have no right to demand and receive property other than cash in return for their capital contributions.

22. USE OF CONTRIBUTIONS PRIOR TO MINIMUM CAPITALIZATION.

22.1 The Managing Members may make no use prior to Minimum Capitalization of any capital contribution by an Non-Managing Member unless the Non-Managing Member authorizes in writing that prior to Minimum Capitalization, a portion of all of his/her capital contributions may be used for the business of the Company, including pre-production and Production Expenses, and production purposes.

22.2 Subject to the foregoing, all contributions will be returned in full if the Minimum Capitalization of the Company shall not have been raised by the date on which the Producer's production rights expire.

23. REPRESENTATIONS AND WARRANTIES.

23.1 Each Non-Managing Members hereby acknowledges and understands that the transaction is not registered under the Securities Act of 1933 and any "Blue Sky" law or regulation, and that the Managing Members are relying on the following representations and warranties of each such Non-Managing Members that:

23.1(a) The Non-Managing Member is a bona fide resident of the state set forth on the signature page hereof and is legally empowered to enter into binding contracts pursuant to the laws of such state.

23.1(b) The Non-Managing Member has full right, power and authority to execute and deliver this Agreement and to perform each of such Non-Managing Members' obligations hereunder.

23.1(c) This Agreement has been duly executed and delivered by or on behalf of such Non-Managing Member and constitutes the valid and binding obligation of such Non-Managing Member enforceable in accordance with its terms.

23.1(d) The Non-Managing Member is not subject to any restriction or agreement which prohibits or would be violated by the execution and delivery hereof or the consummation of the transactions contemplated herein or pursuant to which the consent of any third person, firm or corporation is required in order to give effect to the transaction contemplated herein.

23.1(e) The Non-Managing Member has carefully read and understands this Agreement and the Subscription Agreement and understands that (i) the Managing Members may abandon the production at any time for any reason whatsoever; (ii) the Limited Liability Company Interests are speculative investments which involve a high degree of risk of loss, and that purchasers of such interests may well lose all or a substantial part of its investment; and (iii) there are substantial restrictions on the transferability of, and there is no public market for (and none will likely develop), the interests in the Company, and accordingly, it may not be possible for the Non-Managing Members to liquidate his/her interests or for the Company to liquidate its assets in case of emergency or otherwise.

23.1(f) The Non-Managing Member confirms that, in making his/her investment decision, the Non-Managing Member has relied solely upon independent investigations made by the Non-Managing Member or his/her representative(s), including his/her own professional tax, legal, financial and other advisors, and understands that the tax consequences to the

Non-Managing Member of investment in the Company will depend in part on its individual circumstances.

23.1(g) The Non-Managing Member is acquiring Limited Liability Company Interests in good faith solely for his/her own personal account, for investment purposes only, and not with a view to or for the resale, or the distribution, subdivision or fractionalization thereof.

23.1(h) The Non-Managing Member acknowledges that the Managing Members have offered the Non-Managing Members access to all available information concerning the Company and that any requests for such information have been fully complied with by the Managing Members.

23.1(i) The Non-Managing Member will suffer no material adverse change in its financial condition if the Non-Managing Member loses his/her entire investment or a portion thereof in the Company.

23.2(j) The Non-Managing Member acknowledges that foregoing representations and warranties and undertakings are made by each Non-Managing Member with the intent that they be relied on by the Managing Members in determining the Non-Managing Member's suitability as a Non-Managing Member.

24. **MISCELLANEOUS**.

24.1 This instrument shall be the complete and binding agreement among the parties hereto, regardless of anything to the contrary contained in the Certificate of Limited Company to be recorded. Each Non-Managing Member represents, covenants and agrees that he/she has not been induced to enter into this Agreement by any warranties, guarantees, promises, statements or representations, whether express or implied, except those that are expressly and specifically set forth herein, and that the Managing Members shall not be bound or liable in any manner by express or implied warranties, guarantees, promises, statements or representations pertaining hereto, except as are expressly and specifically set forth herein.

24.2 This Agreement may not be modified or amended except an agreement in writing signed by the parties hereto.

24.3 Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of Delaware law.

24.2 Subject to the conditions and restrictions set forth in Paragraph 5, This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and its respective heirs, administrators, executors, distributees, successors and assigns.

24.3 All pronouns and any variation thereof in the Agreement shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, entity or entities may require.

24.4 In any case where the consent of a stated portion in interest of the Non-Managing Member must be determined, each Non-Managing Member's Limited Liability Company Interest shall be equal to the percentage that such Non-Managing Member's contribution represents of the aggregate contributions of all the Non-Managing Members.

24.5 If any portion of this Agreement shall be construed by a court of competent jurisdiction as unenforceable, such portion shall be severed here from, and the balance of this Agreement shall remain in full force and effect.

26. **NO THIRD-PARTY BENEFICIARIES**.

26.1 Nothing in this Agreement shall have the effect of conferring third-party beneficiary rights on any person or entity.

27. **NOTICES**.

27.1 Any notice to be given hereunder shall be sent by registered or certified mail, return receipt requested, or telegraph or cable addressed to the parties at their respective mailing addresses given herein, or by delivering the same personally to the parties at the home/business addresses set forth herein.

27.2 Unless otherwise notified in writing sent by registered or certified mail, the mailing and home/business address of each party hereto that are set forth below his/her signature at the bottom hereof shall serve as the addresses on record for the Non-Managing Member. The mailing address of the Company is set forth in Paragraph 3.2.

28. **COUNTERPARTS**.

28.1 This Agreement may be executed in counterparts, all of which taken together shall be deemed one original. Each of the Managing Members agrees that one original of this Agreement (or set of original counterparts) shall be held at the office of the Company; that the Certificate of Limited Company and any amendments thereto, filed with the Delaware Department of State and a duplicate original of said certificate shall be held at the office of the Company and that there shall be distributed to each Member a conformed executed copy of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have hereunto set its hands and seals as of the day and year first above written.

MANAGING MEMBERS

September 5, 2017

Brad Rego, Managing Member
Cryptid LLC